EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,			Period from Inception (April 19, 1999) Through December 31, 1999
	2003	2002	2001	2000
	($ in thousands)
I. Earnings:
Net income	$2,782	$11,507	$8,040	$7,751	$4,857
Fixed charges excluding preferred stock dividends	—	—	—	—	—

Earnings before fixed charges	$2,782	$11,507	$8,040	$7,751	$4,857

II. Fixed charges:
Preferred stock dividends	$2,475	$9,663	$5,987	$5,775	$3,369

III. Ratios of earnings to fixed charges	1.12x	1.19x	1.34x	1.34x	1.44x